UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————————

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2005

     SK Telecom Co., Ltd.
(Translation of registrant’s name into English)

11, Euljiro2-ga Jung-gu
Seoul, Korea
(Address of principal executive offices)

—————————————

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑     Form 40-F — ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes — ☐     No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ..)

April 28, 2005

Results for the year

ended March 31, 2005

* The information contained herein is based on Korean GAAP.

Seoul, Korea, April 28, 2005 – SK Telecom Co., Ltd. (KSE: 017670, NYSE: SKM) (“SKT” or “the Company”), the leading wireless telecommunications company in Korea, today announced the results of its operations for the year ended March 31, 2005.

This material contains forward-looking statements with respect to the financial condition, results of operations and business of SK Telecom and plans and objectives of the management of SK Telecom. Statements that are not historical facts, including statements about SK Telecom’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of SK Telecom to be materially different from any future results or performance expressed or implied by such forward-looking statements. SK Telecom does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this management presentation, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future.

Such forward-looking statements were based on current plans, estimates and projections of SK Telecom and the political and economic environment in which SK Telecom will operate in the future, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and SK Telecom understates no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in SK Telecom’s latest annual report on Form 20-F and in SK Telecom’s other filings with The U.S. Securities and Exchange Commission (SEC).

I. Financial Highlights

• Summary of Income Statement

(KRW bn)	Q1. ’05	Q1. ’04	Change		Q1. ’05	Q4. ’04	Change

Operating revenue	2,412	2,401	0%		2,412	2,485	-3%

Operating expenses	1,797	1,709	5%		1,797	1,890	-5%

Operating income	614	691	-11%		614	594	3%

Operating margin	25.5%	28.8%	-3.3	%p	25.5%	23.9%	1.6	%p

Other income	56	90	-38%		56	47	19%

Other expenses	123	111	11%		123	160	-23%

Ordinary income	547	670	-18%		547	481	14%

Net income	368	453	-19%		368	348	6%

Net margin	15.3%	18.9%	-3.6%	%p	15.3%	14.0%	1.3	%p

EBITDA 1)	984	1,063	-7%		984	1,090	-10%
EBITDA margin	40.8%	44.3%	-3.5	%p	40.8%	43.9%	-3.1	%p

1)	EBITDA = Operating income + Depreciation (including R&D related depreciation)

• Other Main Items

(KRW bn)	Q1. ’05	Q1. ’04	Change		Q1. ’05	Q4. ’04	Change

Wireless Internet sales	548	392	40%		548	544	1%

% of Cellular revenue	25.0%	18.1%	6.8	%p	25.0%	23.9%	1.0	%p

Marketing expenses	436	478	-9%		436	372	17%

- Marketing commissions	380	386	-2%		380	291	30%

- Advertising	56	92	-39%		56	80	-30%

% of Revenue	18.1%	19.9%	-1.8	%p	18.1%	15.0%	3.1	%p

Capital expenditure	90	106	-15%		90	726	-88%

% of Revenue	3.7%	4.4%	-0.7	%p	3.7%	29.2%	-25.5	%p

Interest-bearing debt	3,787	4,118	-8%		3,787	3,790	0%

Debt/Equity ratio	55.5%	68.2%	-12.7	%p	55.5%	53.2%	2.3	%p

II. Financial Results

1. Income Statement

A. Operating revenue

(KRW bn)	Q1. ’05	Q1. ’04	Change	Q1. ’05	Q4. ’04	Change

Sign-up fees	61	53	15%	61	46	32%

Monthly fees	667	755	-12%	667	685	-3%

Call charges	825	877	-6%	825	906	-9%

VAS & others	94	84	11%	94	91	3%

Wireless Internet sales	548	392	40%	548	544	1%

% of Cellular service	25.0%	18.1%	6.8%p	25.0%	23.9%	1.0%p

Total cellular service	2,195	2,161	2%	2,195	2,272	-3%

Interconnection revenue	217	240	-9%	217	212	2%

L -> M	102	126	-20%	102	94	8%

M -> M	116	113	2%	116	118	-2%

Operating revenue	2,412	2,401	0%	2,412	2,485	-3%

1) Sign-up fees

     - The YoY and QoQ increase was due to increase in the number of subscribers.

2) Monthly fees

     - The YoY decrease was due to the tariff cut in monthly fee implemented in September 1, 2004.

     - The QoQ decrease was due to increase in phone mail discount from increased usage, as phone mail discount is reflected in monthly fees. (Table 1)

3) Call charges

     - The YoY decrease was due to the implementation of new discount plans such as long term contract with discount and ‘Free Holiday’ tariff plans.

     - The QoQ call charges decreased because of shorter number of working days due to Lunar new year holiday and less number of days in February.

4) VAS & others

     - The YoY and QoQ increase was due to the increase in the number of subscribers.

5) Wireless Internet sales

     - The YoY and QoQ increase was due to the continued adoption of high-end handsets, increased monthly fee which resulted from the introduction of unlimited data tariff plan, and the launch of brand new services.

6) Interconnection revenue

     - LM: The YoY decrease was due to the interconnection rate adjustment and the decrease in call traffic. The QoQ interconnection revenue increased as some of the international interconnection rates were finalized in October 2004 resulting in retroactive adjustment of the figures.

     - MM: The YoY increase was due to the increased call traffic despite the changes in interconnection rate.

Table 1: Phone mail discount

(KRW bn)	Q1. ’05	Q4. ’04	Q3. ’04	Q2. ’04	Q1. ’04	Q4. ’03

Phone Mail Discount	135	101	64	63	60	52

B. Operating expenses

(KRW bn)	Q1. ’05	Q1. ’04	Change	Q1. ’05	Q4. ’04	Change

Labor cost	148	162	-9%	148	90	65%

Commissions paid	714	652	9%	714	659	8%

Marketing commissions	380	386	-2%	380	291	30%

Initial commissions	142	85	67%	142	95	50%

Monthly commissions	85	105	-19%	85	91	-7%

Retention commissions	152	195	-22%	152	105	45%

Other commissions	334	266	26%	334	367	-9%

Advertising	56	92	-39%	56	80	-30%

Depreciation1)	370	372	-1%	370	495	-25%

Network interconnection	218	168	30%	218	245	-11%

M -> M	170	127	33%	170	180	-6%

M -> L	48	40	20%	48	66	-26%

Leased line	97	82	18%	97	99	-2%

Others2)	195	182	7%	195	222	-12%

Operating expenses	1,797	1,709	5%	1,797	1,890	-5%

1)	Includes R&D related depreciation

2)	For details, please refer to non-consolidated statements of income in appendix

1) Labor cost

- The QoQ increase in labor cost was due to incentive bonus payment.

2) Commissions paid

- Marketing commissions:

The YoY decrease was due to decrease of retention commission and decrease in the number of subscribers on which monthly commissions are being paid.

The QoQ increase was due to the increased number of subscribers resulting in more initial as well as retention commission.

- Other commissions:

The YoY increase was due to increase in the payment of Information Usage Fee to Content Providers as the wireless Internet usage increased and the increase in the international roaming commissions. The QoQ decrease was due to seasonality.

3) Advertising cost

- The YoY and QoQ advertising cost decreased due to decrease in advertising for promotion of different services.

4) Depreciation

- The QoQ decrease resulted from the decrease in depreciable assets.

5) Network interconnection cost

- The YoY increase was due to increase in traffic, adjustment on interconnection rate, and increase in SMS usage.

- The QoQ decrease was due to decrease in traffic, the interconnection rate adjustment in July 2004, and SKT’s portion of Universal Service Fund(USF) being reflected in the 4Q, making the figure for the quarter to be bigger.

6) Leased line

- Leased line expense increased YoY as more lines were leased to accommodate the increase in wireless Internet traffic, and to enhance call quality after the implementation of the number portability system.

C. Non-operating items

(KRW bn)	Q1. ’05	Q1. ’04	Change	Q1. ’05	Q4. ’04	Change

Other income	56	90	-38%	56	47	19%

Interest income	11	19	-41%	11	16	-28%

Equity in earnings of affiliates	6	24	N/A	6	—	N/A

Others 1)	38	47	-20%	38	31	23%

Other expenses	123	111	11%	123	160	-23%

Interest	66	76	-13%	66	67	-1%

Equity in losses of affiliates	20	—	N/A	20	4	345%

R&D contribution & donations	33	19	74%	33	29	13%

Others 1)	23	16	48%	23	63	-63%

1)	For details, please refer to non-consolidated statements of income in appendix

1) Interest Income

- The QoQ decrease was due to reserved retirement pension interest which was recognized in 4Q 2004.

2) Others in Non-Operating Income

- The YoY decrease was largely due to 8.8 billion(KRW) surplus from the refund of Yankee Bond in 1Q 2004.

3) Interest

- Interest expense decreased due to fall in average balance of debts.

4) Equity in losses of affiliates

- The YoY increase was largely due to performance of affiliates such as SK Teletech and TU Media Corp.

2. Capital Expenditure

(KRW bn)	Q1. ’05	Q1. ’04	Change	Q1. ’05	Q4. ’04	Change

Network	45	63	-29%	45	483	-91%

95 A/B	0	14	-100%	0	29	-100%

CDMA 2000 1X	4	26	-85%	4	208	-98%

1X	4	24	-84%	4	202	-98%

EV-DO	—	2	N/A	—	6	N/A

WCDMA	37	3	1355%	37	157	-76%

Backbone & others	3	19	-83%	3	89	-96%

Non-Network	46	44	5%	46	243	-81%

Wireless Internet & marketing	34	24	40%	34	77	-56%

General supporting	12	19	-39%	12	166	-93%

Total CapEx	90	106	-15%	90	726	-88%

3. Balance Sheet

(KRW bn)	2005. 3	2004. 3	Change		2005. 3	2004. 12	Change

Total assets	14,108	13,415	5%		14,108	14,021	1%

Current assets	4,101	3,626	13%		4,101	3,854	6%

Cash & marketable securities	1,016	766	33%		1,016	761	34%

Investment assets	2,112	1,898	11%		2,112	2,112	0%

Property & equipment	4,408	4,358	1%		4,408	4,605	-4%

Intangible assets	3,487	3,533	-1%		3,487	3,449	1%

Total liabilities	7,282	7,379	-1%		7,282	6,894	6%

Current liabilities	2,998	3,969	-24%		2,998	2,860	5%

Short-term borrowings	200	576	-65%		200	400	-50%

Current portion of long-term debt	499	1,134	-56%		499	498	0%

Long-term liabilities	4,284	3,409	26%		4,284	4,034	6%

Bond payable & long-term borrowings	3,087	2,408	28%		3,087	2,892	7%

Total shareholders’ equity	6,826	6,036	13%		6,826	7,127	-4%

Debt/Equity ratio 1)	55.5%	68.2%	-12.7	%p	55.5%	53.2%	2.3	%p

1)	Debt/Equity Ratio = Interest-bearing debt / Shareholders’ equity * Interest-bearing debt = Short-term borrowings + Current portion of long-term debt + Corporate bonds

1) Cash & marketable securities
- YoY and QoQ cash and marketable securities were up temporarily because of dividend payment due in April.

2) Investment assets
- The YoY increase was due to the increase in valuation gain.

3) Total liabilities
- Debt to equity ratio increased QoQ due to increase in dividends liabilities and decrease in equity.

4) Total Shareholder’s equity
- Total shareholder’s equity decreased QoQ due to the higher dividend pay-out.

III. Operating Result

	Q1. ’05		Q1. ’04	Change		Q1. ’05		Q4. ’04	Change

Subscribers (‘000)	19,007		18,439	3%		19,007		18,783	1%
Net adds	224		126	78%		224		180	24%
Activations	1,323		1,210	9%		1,323		1,018	30%
Deactivations	1,099		1,085	1%		1,099		837	31%
Monthly churn rate	1.9%		2.0%	0.0	%p	1.9%		1.5%	0.4	%p
Average subscribers(‘000)	18,892		18,343	3%		18,892		18,682	1%

ARPU (KRW)	42,557		43,623	-2%		42,557		44,336	-4%
Sign-up fee	1,082		968	12%		1,082		827	31%
Monthly fee & call charge	26,325		29,655	-11%		26,325		28,388	-7%
VAS & others	1,651		1,529	8%		1,651		1,620	2%
Wireless Internet	9,664		7,116	36%		9,664		9,710	0%
Interconnection	3,835		4,355	-12%		3,835		3,791	1%

MOU (Minutes)
Outgoing	186	[1]	195	-5%		186	[1]	195	-5%
Incoming	111	[1]	111	0%		111	[1]	114	-3%

Subscribers by handset feature (‘000)
1x (Including EV-DO)	17,580		15,452	14%		17,580		17,048	3%
EV-DO (Including June)	7,022		4,684	50%		7,022		6,484	8%
June	4,055		2,319	75%		4,055		3,622	12%
Color	15,671		12,098	30%		15,671		14,843	6%

Data ARPU by handset (KRW) 2)
2G	2,074		1,461	42%		2,074		1,975	5%
1X(Including EV-DO)	9,730		7,710	26%		9,730		9,184	6%
Color	10,764		9,441	14%		10,764		10,314	4%

1)	MOU for February and March of 2005 is an estimate.
2)	Excludes others in wireless internet sales such as financial enabler, Solution/Platform sales, etc.

IV. Appendix (Non-Consolidated Statements of Income)

(KRW mn)	Q1. ’05	Q1. ’04	Change	Q1. ’05	Q4. ’04	Change

Operating revenue	2,411,935	2,400,568	11,367	2,411,935	2,484,849	(72,914)

Operating expenses	1,797,473	1,709,397	88,076	1,797,473	1,890,469	(92,996)

Labor cost 1)	147,865	162,392	(14,527)	147,865	89,600	58,265
Commissions paid	713,836	651,940	61,896	713,836	658,594	55,242
Advertising	56,319	91,645	(35,326)	56,319	80,266	(23,947)
Depreciation 2)	369,582	371,791	(2,209)	369,582	495,434	(125,852)
Network interconnection	217,907	167,568	50,338	217,907	245,278	(27,371)
Leased line	96,867	82,001	14,866	96,867	98,847	(1,980)
Rent	43,736	39,132	4,605	43,736	44,620	(883)
Frequency usage fees	38,919	33,940	4,979	38,919	37,836	1,084
Bad debt	14,867	—	14,867	14,867	3,227	11,640
Others	97,575	108,988	(11,414)	97,575	136,768	(39,193)

Operating income	614,463	691,171	(76,709)	614,463	594,381	20,082

Other income	55,577	89,939	(34,362)	55,577	46,575	9,002

Interest income	11,341	19,209	(7,869)	11,341	15,729	(4,389)
Equity in earnings of affiliates	6,446	23,765	(17,319)	6,446	—	6,446
Dividend income	16,204	17,529	(1,325)	16,204	1,139	15,065
Foreign exchange & translation gains	391	9,479	(9,089)	391	1,634	(1,243)
Others	21,196	19,957	1,239	21,196	28,073	(6,877)

Other expenses	122,835	110,839	11,996	122,835	159,600	(36,766)

Interest	66,309	76,044	(9,735)	66,309	67,014	(705)
R&D contribution & donations	33,032	18,954	14,078	33,032	29,277	3,755
Equity in losses of affiliates	19,644	—	19,644	19,644	4,414	15,230
Foreign exchange & translation losses	678	1,900	(1,223)	678	4,401	(3,724)
Loss on impairment of investment securities	—	—	—	—	19,293	(19,293)
Loss on disposal of investment assets, & property/equipment	1,936	7,477	(5,541)	1,936	9,408	(7,472)
Others	1,236	6,463	(5,227)	1,236	25,792	(24,556)

Ordinary income	547,205	670,272	(123,067)	547,205	481,355	65,849

Income before income taxes	547,205	670,272	(123,067)	547,205	481,355	65,849

Income taxes	178,787	217,757	(38,970)	178,787	133,283	45,504

Net income	368,418	452,515	(84,097)	368,418	348,072	20,346

1)	Includes salary, severance pay and other benefits
2)	Includes R&D related depreciation

IV. Appendix (Non-Consolidated Balance Sheets)

(KRW mn)	2005. 3	2004. 4	Change	2005. 3	2004. 12	Change

Total assets	14,108,485	13,414,555	693,930	14,108,485	14,020,705	87,780

Current assets	4,100,798	3,626,023	474,775	4,100,798	3,854,345	246,453

Cash and marketable securities1)	1,016,188	765,743	250,445	1,016,188	761,055	255,133
Accounts receivable — trade	1,538,968	1,422,464	116,504	1,538,968	1,562,774	(23,806)
Accounts receivable — other	1,329,551	1,212,653	116,898	1,329,551	1,365,226	(35,675)
Short-term loans	70,953	60,271	10,682	70,953	55,613	15,340
Inventories	10,603	8,308	2,295	10,603	10,961	(358)
Other	134,534	156,583	(22,049)	134,534	98,716	35,819

Investment assets	2,112,131	1,897,839	214,292	2,112,131	2,112,488	(357)

Investment securities 2)	1,876,472	1,552,525	323,946	1,876,472	1,749,783	126,689
Long-term loans	21,051	39,081	(18,030)	21,051	28,284	(7,233)
Guarantee deposits	132,086	248,558	(116,472)	132,086	242,387	(110,301)
Other	82,522	57,674	24,848	82,522	92,033	(9,511)

Property & equipment	4,408,101	4,358,192	49,909	4,408,101	4,605,253	(197,152)

Land	464,488	444,791	19,697	464,488	463,656	832
Building & fixture	1,152,884	824,225	328,659	1,152,884	1,163,070	(10,186)
Machinery	2,341,547	2,411,195	(69,648)	2,341,547	2,585,118	(243,570)
Vehicles & others	262,627	253,354	9,273	262,627	255,407	7,220
Construction in progress	186,554	424,626	(238,072)	186,554	138,002	48,552

Intangible assets	3,487,455	3,532,501	(45,046)	3,487,455	3,448,619	38,835

Total liabilities	7,282,202	7,378,512	(96,310)	7,282,202	6,893,613	388,589

Current liabilities	2,997,989	3,969,179	(971,190)	2,997,989	2,859,711	138,278

Short-term borrowings	200,000	575,676	(375,676)	200,000	400,000	(200,000)
Accounts payable	626,417	773,744	(147,327)	626,417	1,070,588	(444,172)
Income taxes payable	320,105	405,869	(85,764)	320,105	267,797	52,308
Accrued expenses	361,998	366,703	(4,705)	361,998	378,303	(16,305)
Current portion of long-term debt	499,400	1,134,013	(634,612)	499,400	498,278	1,123
Other	990,068	713,174	276,894	990,068	244,745	745,323

Long-term liabilities	4,284,213	3,409,332	874,881	4,284,213	4,033,902	250,311

Bond payable & long-term borrowings	3,087,500	2,407,921	679,579	3,087,500	2,891,843	195,657
Facility deposits	30,073	41,238	(11,165)	30,073	31,440	(1,367)
Accrued severance indemnities	85,972	73,867	12,105	85,972	75,409	10,562
Others	1,080,669	886,307	194,362	1,080,669	1,035,210	45,458

Total shareholders’ equity	6,826,283	6,036,044	790,239	6,826,283	7,127,091	(300,809)

Capital stock	44,639	44,639	—	44,639	44,639	—
Capital surplus	2,964,664	2,915,964	48,701	2,964,664	2,983,166	(18,502)
Retained earnings	5,840,513	5,187,985	652,528	5,840,513	6,156,708	(316,195)
Capital adjustments	(2,023,534)	(2,112,544)	89,011	(2,023,534)	(2,057,422)	33,888
Treasury stock	(2,047,105)	(2,047,105)	—	(2,047,105)	(2,047,105)	—
Unrealized gain(loss) on valuation of investment securities	18,558	(69,464)	88,022	18,558	(15,150)	33,708
Stock options	5,013	4,024	989	5,013	4,833	180

1)	Cash & marketable securities : Cash & cash equivalent, marketable securities & short-term financial instruments are included

2)	Investment securities : Investments in affiliates with more than 20% interest, listed companies & non-listed companies are included

V. IR Contacts

IR Office	Title	Telephone	Email
Tae-Jin Park	Head of IR Team	02)6100-1631	tjpark@sktelecom.com

Tae-Geon Park	Manager	02)6100-1632	parktg@sktelecom.com

Hee Jun Chung	Manager	02)6100-1634	junny73@sktelecom.com

Hosook Hwang	Assistant Manager	02)6100-1636	hhwang@sktelecom.com

Paul Kim	Assistant Manager	02)6100-1630	paulkim@sktelecom.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

By /s/ Hyun Jong Song

Name: Hyun Jong Song
Title: Vice President

Date: April 28, 2005